UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

BOARD OF DIRECTORS EXAMINES AND APPROVES THE ANNUAL FINANCIAL REPORT AT 31 DECEMBER 2014

TELECOM ITALIA RETURNS TO A PROFIT AFTER 3 YEARS

►    consolidated net profit: 1.350 billion euros (negative for 674 million euros in 2013)

►    GROUP EBIT:  4.530 BILLION EUROS (+67% compared to the 2.718 billion euros of 2013)

►    PROPOSED DISTRIBUTION OF DIVIDEND FOR SAVINGS SHARES OF 2.75 EURO CENTS FOR A TOTAL AMOUNT OF APPROXIMATELY 166 MILLION EUROS

►    SHAREHOLDINGS' MEETING CALLED FOR 20 MAY 2015

RECCHI: “DURING 2014 TELECOM ITALIA SUCCESSFULLY LAUNCHED THE PROCESS WHICH IS LEADING IT TO BECOME A PUBLIC COMPANY, ORIENTED TOWARDS CREATING VALUE FOR ALL STAKEHOLDERS AND PROMOTING THE DEVELOPMENT AND GROWTH OF THE COUNTRIES WHERE WE OPERATE.  OUR AMBITION IS TO LEAD THE NEXT GENERATION OF PROGRESS IN OUR COUNTRY AND THE RETURN TO PROFIT IS A REASON FOR GREAT SATISFACTION FOR THE NEW BOARD”.

Patuano: “THE 2014 RESULTS SHOW THAT THE CHOICE TO INVEST IN OUR FUTURE IS PROVING TO BE A WINNING ONE.

THE POSITIVE BUSINESS TREND IN THE FIRST MONTHS OF 2015, IN LINE WITH THE GOALS WE HAD SET OURSELVES, ALSO CONFIRMS THAT TELECOM ITALIA IS MOVING IN THE RIGHT DIRECTION AND IS RETURNING TO THE ROLE IT DESERVES OF OPERATOR OF PRIMARY IMPORTANCE IN THE TELECOMMUNICATIONS SECTOR.”.

The economic and financial results of the Telecom Italia Group and Telecom Italia S.p.A. for the 2014 financial year as well as the previous year's results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and homologated by the European Union (defined as "IFRS"). In the 2014 financial year, Telecom Italia applied the same accounting principles as used for the previous year, apart from the new Principles/Interpretations adopted from 1 January 2014, which had no impact on the results of the 2014 financial year.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. It should be noted that, as of 2014, Telecom Italia has revised the method for determining the Organic Change in Revenues, EBITDA and EBIT, no longer considering non-organic proceeds/expenses, including non-recurrent ones, in this calculation. The organic changes therefore only include the effects of changes - if any - in the consolidation area and foreign exchange rate differences. The previous year's data for comparison has therefore been restated accordingly. The meaning and content of these measures are explained in the attachments.

Note that this release and in particular the information on the "Outlook for the 2015 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the audit of the Telecom Italia consolidated and separate Financial Statements at 31 December 2014 has not yet been completed.

Rome, 19 March 2015

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, to approve the Telecom Italia Group consolidated Financial Statements and the separate draft Financial Statements of Telecom Italia S.p.A. at 31 December 2014.

MAIN VARIATIONS TO THE CONSOLIDATION SCOPE

The following main changes occurred in 2014:

•  Rete A (Business Unit Media): on 30 June 2014 Persidera S.p.A. (former Telecom Italia Media Broadcasting) acquired 100% of the company, and as a consequence, Rete A became part of the consolidation scope of the Group and is fully consolidated from 30 June 2014; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•  Trentino NGN S.r.l.(Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group's consolidation scope.

The following changes to the consolidation scope occurred during 2013:

•  MTV Group(Media business Unit): on 12 September 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and its wholly owned subsidiary MTV Pubblicità S.r.l.. As a result, these companies have been excluded from the consolidation scope;

•  La7 S.r.l. (Media Business Unit): on 30 April 2013 Telecom Italia Media completed the sale of La7 S.r.l., consequently the company left the consolidation scope.

Sofora  - Telecom Argentina group: on 13 November 2013 the Telecom Italia Group accepted the offer to purchase its entire controlling shareholding of the Sofora  - Telecom Argentina Group. As a result the shareholding has been classified under Discontinued Operations, pursuant to IFRS 5 (Non-current assets held for sale and Discontinued operations).

***

TELECOM ITALIA GROUP RESULTS

Revenues in 2014 amounted to 21,573 million euros, down 7.8% on the 2013 financial year (23,407 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates (-565 million euros) and consolidation scope (-39 million euros), consolidated revenues were down 5.4% (-1,230 million euros).

Revenues, broken down by business unit, are as follows:

(million euros)	2014		2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	15,303	70.9	16,388	70.0	(1,085)	(6.6)	(6.6)
Core Domestic	14,205	65.8	15,269	65.2	(1,064)	(7.0)	(7.0)
International Wholesale	1,244	5.8	1,263	5.4	(19)	(1.5)	(1.5)
Olivetti	227	1.1	265	1.1	(38)	(14.3)	(14.7)
Brazil	6,244	28.9	6,945	29.7	(701)	(10.1)	(2.1)
Media and Other Assets (*)	71	0.3	124	0.5	(53)
Adjustments and eliminations	(45)	(0.1)	(50)	(0.2)	5
Consolidated Total	21,573	100.0	23,407	100.0	(1,834)	(7.8)	(5.4)

  (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

EBITDA was 8,786 million euros, down 754 million euros (-7.9%) from the previous financial year, with an EBITDA margin of 40.7% (40.8% in 2013). In organic terms, the EBITDA is down 643 million euros (-6.8%) compared with the previous financial year and the EBITDA margin is down 0.6 percentage points (40.7% in 2014 compared with 41.3% in 2013).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	2014		2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	6,998	79.6	7,741	81.1	(743)	(9.6)	(9.6)
% of Revenues	45.7		47.2			(1.5) pp	(1.5) pp
Brazil	1,774	20.2	1,812	19.0	(38)	(2.1)	6.6
% of Revenues	28.4		26.1			2.3 pp	2.3 pp
Media and Other Assets (*)	13	0.2	(17)	(0.1)	30
Adjustments and eliminations	1	−	4	−	(3)
Consolidated Total	8,786	100.0	9,540	100.0	(754)	(7.9)	(6.8)
% of Revenues	40.7		40.8			(0.1) pp	(0.6) pp

  (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

The EBIT for the 2014 financial year amounted to 4,530 million euros; whereas in 2013 it amounted to 2,718 million euros and reflected the impact of the impairment loss on Goodwill attributed to the Core Domestic CGU for 2,187 million euros.

The organic change in EBIT was positive for 1,843 million euros; also excluding the mentioned impairment loss on Goodwill it would be negative by 344 million euros.

Consolidated net profit amounted to 1,350 million euros, negative for 674 million euros in FY 2013 due to the mentioned impairment loss on Goodwill. Without this impairment loss, profit for FY 2014 would be in line with that of the previous financial year.

Capital expenditure totalled 4,984 million euros in the 2014 financial year, 584 million euros more than in 2013, broken down by operational sector as follows:

(million euros)	2014		2013		Change
		% of total		% of total

Domestic (*)	2,783	55.8	3,031	68.9	(248)
Brazil	2,195	44.0	1,349	30.7	846
Media and Other Assets (*)	6	0.2	20	0.4	(14)
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	4,984	100.0	4,400	100.0	584
% of Revenues	23.1		18.8		4.3 pp

(*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

Cash flow from operations is positive by 3,174 million euros (positive by 4,803 million euros in the 2013 financial year).

Adjusted net financial debt as of 31 December 2014 was 26,651 million euros, down by 156 million euros compared with 31 December 2013 (26,807 million euros).

In the last quarter of 2014 the adjusted net financial debt increased by 79 million euros compared to 30 September 2014; in particular it should be noted that the positive cash flow from operations was offset not only by the tax disbursements of the last quarter but also by the greater needs, amounting to 0.9 billion euros, deriving from the payments already made for the purchasing of licenses in Brazil and Argentina.

Net financial debt carrying amount as of 31 December 2014 was equal to 28,021 million euros (27,942 million euros as of 31 December 2013).

The liquidity margin as of 31 December 2014 is 13.1 billion euros (13.6 billion euros as of 31 December 2013), net of 0.1 billion euros relating to Discontinued Operations and consists of 6.1 billion euros in cash (7.1 billion euros as of 31 December 2013) and unused committed credit lines totalling 7 billion euros (6.5 billion euros as of  31 December 2013). This margin covers the financial liabilities of the Group falling due over a period exceeding the next 24 months.

Group headcount as of 31 December 2014, excluding the 16,420 units related to Discontinued Operations, was 66,025, including 52,882 in Italy (65,623 as of 31 December 2013, including 53,155 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 31 December 2014 can be found in the press release issued on 19 February 2015.

DOMESTIC

As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group. This different representation reflects the commercial and business position of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The data relating to the previous year was therefore restated accordingly.

Domestic revenues, totalling 15,303 million euros (16,388 million euros in 2013), fell by 6.6% both in reported and organic terms.

EBITDA for the Domestic Business Unit amounted to 6,998 million euros in 2014, down 743 million euros on 2013 (-9.6%). EBITDA margin was 45.7%, slightly down on 2013 (-1.5 percentage points).

2014 EBIT was equal to 3,738 million euros (1,985 million euros in 2013); the EBITDA margin amounted to 24.4% (12.1% in 2013). The EBIT performance reflects, in addition to the elimination of the 2,187 million euro impairment loss on goodwill for the Core Domestic Cash Generating Unit posted in 2013, the contraction of EBITDA, partially offset by the reduction of 278 million euros in depreciation and amortisation and by the capital gains, amounting to around 38 million euros, deriving from the sale by Telecom Italia S.p.A. of a property it owned in Milan, for 75 million euros.

Excluding the aforementioned impairment loss on goodwill from the 2013 EBIT, the change would be a reduction of 434 million euros (-10.4%).

The headcount, of 53,076 employees, fell by 301 units compared to 31 December 2013.

***

BRAZIL (average real/euro exchange rate 3.12280)

The 2014 revenues of the TIM Brasil group amounted to 19,498 million reais, recording a fall of 2.1% compared with the 2013 financial year (-423 million reais).

Mobile ARPU in 2014 was 17.7 reais, compared to 18.6 reais in 2013 (-4,8%). The ARPU, like the revenues from services, was affected by a further reduction, starting from February 2014, of the mobile termination rate.

The total number of lines as of 31 December 2014 was 75,721 thousand, up by 3.1% compared to 31 December 2013, corresponding to a market share for the lines of approximately 27%.

EBITDA for the 2014 financial year was 5,541 million reais, 343 million reais higher than 2013 (+6,6%).

EBIT amounted to 2,483 million reais an improvement of 23 million reais on 2013. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 313 million reais (3,049 million reais in 2014 compared with 2,736 million reais in 2013).

Headcount stood at 12,841 employees (12,140 as of 31 December 2013).

***

RESULTS OF TELECOM ITALIA S.p.A.

Revenues reached 14,153 million euros, down by 1,151 million euros  (-7.5%) compared to 2013.

EBITDA was 6.739 million euros, down 798 million euros (-10.6%) compared to 2013 (7,537 million euros).

The EBIT margin fell from the 49.2% of 2013 to 47.6% of 2014.

EBIT was 3,580 million euros, an increase of 1,702 million euros compared to the 2013 financial year (1,878 million euros). 2014 EBIT benefited from the positive effect of the reduction of amortisation/depreciation (-280 million euros on 2013) and the capital gain of 38 million euros following the sale of a property owned in Milan. Furthermore, it should be recalled that 2013 EBIT suffered the impairment loss on goodwill in relation to the Core Domestic Cash Generating Unit for 2,187 million euros.

EBITDA margin was 25.3% (12.3% in 2013).

Net profit stood at 636 million euros (loss of 1,028 million euros in 2013). Excluding non-recurring items, 2014 net profit would have been 618 million euros (positive for 1,255 million euros in 2013).

EVENTS SUBSEQUENT TO 31 DECEMBER 2014

Agreement on the transfer of Noverca's 170,000 thousand consumer customers to Tim

See the Press Release on the same subject issued on 9 January 2015

8-year bond issue for 1 billion euros

See the Press Release on the same subject issued on 12 January 2015

Telecom Italia S.p.A. bond buyback offers

See the Press Release on the same subject issued on 21 January 2015

OUTLOOK FOR THE 2015 FINANCIAL YEAR

2015 will see the telecommunications market continue to show a fall in traditional services (access and voice), partly offset by the development of revenues from innovative services due to the increasing demand for connectivity and digital services; it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, but considerably less so than that seen in previous years, particularly on Mobile. In Brazil growth is forecast, albeit at lower rates than those recorded in previous years, due to the progressive penetration and saturation of the Mobile market, the migration away from traditional voice-SMS services towards internet services and the impact of the reduction in mobile termination rates (MTR) .

In this context, the Telecom Italia Group – as announced in the 2015-2017 Plan – will continue to defend its market shares, invest in the development of infrastructures, with a heavy increase in innovative investments. More specifically, the five areas of technological development will regard fixed ultrabroadband with optic fibre, mobile ultrabroadband, the development of new data centres to support cloud services, international fibre connections and the transformation of industrial processes aimed at ensuring a structural reduction of the operating costs by simplifying and modernising the infrastructures.

The aim of this acceleration of investments is to create the foundations for stabilisation and recovery of turnover based increasingly on the spread of innovative services with digital content.

Overall investments in the Domestic area in the plan horizon will total more than 10 billion euros, around 5 billion of which solely for innovative developments (NGN, LTE, Cloud Computing , Data Centres, Sparkle and Transformation), which by 2017 will enable 75% of the population to access optic fibre, and over 95% to access 4G. In Brazil the investments over the three year period will total over 14 billion reias (corresponding to over 4 billion euros, at current exchange rate), with the aim to extend 4G coverage to over 15,000 sites, and 3G coverage to over 14,000 sites by 2017.

In this context, for the current year and in line with the trends described in the 2015 - 2017 three-year plan, a progressive improvement is expected in operating performance on both the domestic market (with EBITDA stabilisation target in 2016) and in Brazil.

CALL OF THE SHAREHOLDERS MEETING

The Board of Directors has resolved to call the Shareholders' meeting for 20 May 2015 (single call), at the auditorium in Rozzano (Milan), Viale Toscana n. 3.

Further communications will be issued today.

***

The Manager in charge of preparing the accounting and corporate documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A..  Such measures, which are also presented in interim financial reports, should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•        EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Telecom Italia S.p.A. in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)     Expenses (income) from investments for Telecom Italia S.p.A..

(2)     Line item in Group consolidated financial statements only.

•                Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, please note that, starting from 2014, Telecom Italia has changed the methods for determining the Organic change in Revenues, EBITDA and EBIT not considering more, as in the past, in this calculation the non-organic income/expenses, including those non-recurring; therefore, the Organic changes – as described above - now include only the effects arising from the change in the scope of consolidation and exchange differences. Figures for the comparative periods have been restated accordingly.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent; the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•      Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

                                                                                    ***

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report of Operations of 2014 Telecom Italia Annual Financial Report. Such statements, as well as the Net Financial Debt, are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2014.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2014 as well as the check of consistency of the 2014 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

TELECOM ITALIA GROUP  -  SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	2014	2013	Change
			(a-b)
	(a)	(b)	amount	%

Revenues	21,573	23,407	(1,834)	(7.8)
Other income	401	324	77	23.8
Total operating revenues and other income	21,974	23,731	(1,757)	(7.4)
Acquisition of goods and services	(9,430)	(10,377)	947	9.1
Employee benefits expenses	(3,119)	(3,087)	(32)	(1.0)
Other operating expenses	(1,175)	(1,318)	143	10.8
Change in inventories	(52)	48	(100)	−
Internally generated assets	588	543	45	8.3
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	8,786	9,540	(754)	(7.9)
Depreciation and amortization	(4,284)	(4,553)	269	5.9
Gains (losses) on disposals of non-current assets	29	(82)	111	−
Impairment reversals (losses) on non-current assets	(1)	(2,187)	2,186	−
Operating profit (loss) (EBIT)	4,530	2,718	1,812	66.7
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	−	(5)	−
Other income (expenses) from investments	16	(3)	19	−
Finance income	2,400	2,003	397	19.8
Finance expenses	(4,594)	(4,186)	(408)	(9.7)
Profit (loss) before tax from continuing operations	2,347	532	1,815	−
Income tax expense	(928)	(1,111)	183	16.5
Profit (loss) from continuing operations	1,419	(579)	1,998	−
Profit (loss) from Discontinued operations/Non-current assets held for sale	541	341	200	58.7
Profit (loss) for the year	1,960	(238)	2,198	−
Attributable to:
Owners of the Parent	1,350	(674)	2,024	−
Non-controlling interests	610	436	174	39.9

TELECOM ITALIA GROUP  -  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		2014	2013

Profit (loss) for the year	(a)	1,960	(238)

Other components of the Consolidated Statement of Comprehensive Income

Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(209)	(29)
Income tax effect		53	7
	(b)	(156)	(22)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	(156)	(22)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		74	3
Loss (profit) transferred to Separate Consolidated Income Statement		(23)	(11)
Income tax effect		(15)	4
	(e)	36	(4)

Hedging instruments:
Profit (loss) from fair value adjustments		767	(563)
Loss (profit) transferred to Separate Consolidated Income Statement		(871)	314
Income tax effect		28	71
	(f)	(76)	(178)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(225)	(1,747)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(g)	(225)	(1,747)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	1
Loss (profit) transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(h)	−	1
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(265)	(1,928)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(421)	(1,950)
Total comprehensive income (loss) for the year	(a+k)	1,539	(2,188)
Attributable to:
Owners of the Parent		1,123	(1,758)
Non-controlling interests		416	(430)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		29,943	29,932	11
Other intangible assets		6,827	6,280	547
		36,770	36,212	558
Tangible assets
Property, plant and equipment owned		12,544	12,299	245
Assets held under finance leases		843	920	(77)
		13,387	13,219	168
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		36	65	(29)
Other investments		43	42	1
Non-current financial assets		2,445	1,256	1,189
Miscellaneous receivables and other non-current assets		1,571	1,607	(36)
Deferred tax assets		1,118	1,039	79
		5,213	4,009	1,204
Total Non-current assets	(a)	55,370	53,440	1,930
Current assets
Inventories		313	365	(52)
Trade and miscellaneous receivables and other current assets		5,615	5,389	226
Current income tax receivables		101	123	(22)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,611	1,631	(20)
Cash and cash equivalents		4,812	5,744	(932)
		6,423	7,375	(952)
Current assets sub-total		12,452	13,252	(800)
Discontinued operations /Non-current assets held for sale
of a financial nature		165	657	(492)
of a non-financial nature		3,564	2,871	693
		3,729	3,528	201
Total Current assets	(b)	16,181	16,780	(599)
Total Assets	(a+b)	71,551	70,220	1,331

(millions of euros)		12/31/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		18,145	17,061	1,084
Non-controlling interests		3,554	3,125	429
Total Equity	(c)	21,699	20,186	1,513
Non-current liabilities
Non-current financial liabilities		32,325	31,084	1,241
Employee benefits		1,056	889	167
Deferred tax liabilities		438	234	204
Provisions		720	699	21
Miscellaneous payables and other non-current liabilities		697	779	(82)
Total Non-current liabilities	(d)	35,236	33,685	1,551
Current liabilities
Current financial liabilities		4,686	6,119	(1,433)
Trade and miscellaneous payables and other current liabilities		8,376	8,649	(273)
Current income tax payables		36	20	16
Current liabilities sub-total		13,098	14,788	(1,690)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		43	27	16
of a non-financial nature		1,475	1,534	(59)
		1,518	1,561	(43)
Total Current Liabilities	(e)	14,616	16,349	(1,733)
Total Liabilities	(f=d+e)	49,852	50,034	(182)
Total Equity and liabilities	(c+f)	71,551	70,220	1,331

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		2014	2013

Cash flows from operating activities:
Profit (loss) from continuing operations		1,419	(579)
Adjustments for:
Depreciation and amortization		4,284	4,553
Impairment losses (reversals) on non-current assets (including investments)		13	2,197
Net change in deferred tax assets and liabilities		187	347
Losses (gains) realized on disposals of non-current assets (including investments)		(29)	82
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	−
Change in provisions for employee benefits		(59)	(49)
Change in inventories		55	(23)
Change in trade receivables and net amounts due from customers on construction contracts		(125)	1,074
Change in trade payables		(325)	(489)
Net change in current income tax receivables/payables		355	(104)
Net change in miscellaneous receivables/payables and other assets/liabilities		(583)	(268)
Cash flows from (used in) operating activities	(a)	5,197	6,741
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(2,422)	(1,895)
Purchase of tangible assets on an accrual basis		(2,562)	(2,505)
Total purchase of intangible and tangible assets on an accrual basis		(4,984)	(4,400)
Change in amounts due to fixed asset suppliers		325	9
Total purchase of intangible and tangible assets on a cash basis		(4,659)	(4,391)
Acquisition of control of companies or other businesses, net of cash acquired		(9)	(8)
Acquisitions/disposals of other investments		(2)	−
Change in financial receivables and other financial assets		(1,118)	604
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	(104)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		78	88
Cash flows from (used in) investing activities	(b)	(5,710)	(3,811)
Cash flows from financing activities:
Change in current financial liabilities and other		1,305	(1,785)
Proceeds from non-current financial liabilities (including current portion)		4,377	4,153
Repayments of non-current financial liabilities (including current portion)		(5,877)	(5,551)
Share capital proceeds/reimbursements (including subsidiaries)		14	9
Dividends paid		(252)	(537)
Changes in ownership interests in consolidated subsidiaries		160	79
Cash flows from (used in) financing activities	(c)	(273)	(3,632)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	(499)	127
Aggregate cash flows	(e=a+b+c+d)	(1,285)	(575)
Net cash and cash equivalents at beginning of the year	(f)	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents	(g)	(101)	(526)
Net cash and cash equivalents at end of the year	(h=e+f+g)	4,910	6,296

Additional Cash Flow information

(millions of euros)		2014	2013

Income taxes (paid) received		(427)	(863)
Interest expense paid		(4,985)	(4,456)
Interest income received		3,301	2,729
Dividends received		5	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)		2014	2013

Net cash and cash equivalents at beginning of the year
Cash and cash equivalents - from continuing operations		5,744	6,947
Bank overdrafts repayable on demand – from continuing operations		(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,296	7,397
Net cash and cash equivalents at end of the year
Cash and cash equivalents - from continuing operations		4,812	5,744
Bank overdrafts repayable on demand – from continuing operations		(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		4,910	6,296

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	12/31/2014	12/31/2013	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,440	23,514	(74)
Amounts due to banks, other financial payables and liabilities	7,901	6,470	1,431
Finance lease liabilities	984	1,100	(116)
	32,325	31,084	1,241
Current financial liabilities (*)
Bonds	2,645	2,513	132
Amounts due to banks, other financial payables and liabilities	1,872	3,413	(1,541)
Finance lease liabilities	169	193	(24)
	4,686	6,119	(1,433)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	43	27	16
Total Gross financial debt	37,054	37,230	(176)
Non-current financial assets
Securities other than investments	(6)	(6)	−
Financial receivables and other non-current financial assets	(2,439)	(1,250)	(1,189)
	(2,445)	(1,256)	(1,189)
Current financial assets
Securities other than investments	(1,300)	(1,348)	48
Financial receivables and other current financial assets	(311)	(283)	(28)
Cash and cash equivalents	(4,812)	(5,744)	932
	(6,423)	(7,375)	952
Financial assets relating to Discontinued operations/Non-current assets held for sale	(165)	(657)	492
Total financial assets	(9,033)	(9,288)	255
Net financial debt carrying amount	28,021	27,942	79
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,370)	(1,135)	(235)
Adjusted Net Financial Debt	26,651	26,807	(156)
Breakdown as follows:
Total adjusted gross financial debt	34,421	35,280	(859)
Total adjusted financial assets	(7,770)	(8,473)	703
(*) of which current portion of medium/long-term debt:
Bonds	2,645	2,513	132
Amounts due to banks, other financial payables and liabilities	1,413	2,938	(1,525)
Finance lease liabilities	169	193	(24)

TELECOM ITALIA GROUP  -  INFORMATION BY OPERATING SEGMENTS

Starting from 2014, the Domestic Business Unit includes, in addition to Core Domestic and International Wholesale, also the Olivetti group. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures of the previous year have been restated on a consistent basis.

DOMESTIC

(millions of euros)	2014	2013	Change
			amount	%	% Organic

Revenues	15,303	16,388	(1,085)	(6.6)	(6.6)
EBITDA	6,998	7,741	(743)	(9.6)	(9.6)
EBITDA margin	45.7	47.2		(1.5)pp	(1.5)pp
EBIT	3,738	1,985	1,753	88.3	88.3
EBIT margin	24.4	12.1		12.3pp	12.3pp
Headcount at year end (number)	53,076	53,377	(301)	(0.6)

Core Domestic

(millions of euros)	2014	2013	Change
			amount	%

Revenues	14,205	15,269	(1,064)	(7.0)
Consumer	7,349	7,970	(621)	(7.8)
Business	4,824	5,211	(387)	(7.4)
National Wholesale	1,793	1,897	(104)	(5.5)
Other	239	191	48	25.1
EBITDA	6,761	7,552	(791)	(10.5)
EBITDA margin	47.6	49.5		(1.9)pp
EBIT	3,593	1,888	1,705	90.3
EBIT margin	25.3	12.4		12.9pp
Headcount at year end (number)	51,849	51,954	(105)	(0.2)

International Wholesale

(millions of euros)	2014	2013	Change
			amount	%

Revenues	1,244	1,263	(19)	(1.5)
of which third parties	981	955	26	2.7
EBITDA	271	203	68	33.5
EBITDA margin	21.8	16.1		5.7pp
EBIT	172	102	70	68.6
EBIT margin	13.8	8.1		5.7pp
Headcount at year end (number)(1)	641	741	(100)	(13.5)

(1) Includes employees with temp work contracts: 4 employees at December 31,2014 (4  at December 31, 2013).

***

Olivetti

(millions of euros)	2014	2013	Change
			amount	%	% Organic

Revenues	227	265	(38)	(14.3)	(14.7)
EBITDA	(29)	(4)	(25)
EBITDA margin	(12.8)	(1.5)		(11.3)pp	(11.3)pp
EBIT	(34)	(8)	(26)
EBIT margin	(15.0)	(3.0)		(12.0)pp	(12.0)pp
Headcount at year end (number)(1)	586	682	(96)	(14.1)

(1) Includes employees with temp work contracts: 4 employees at December 31,2014 (zero at December 31, 2013).

***

Brazil

	(millions of euros)		(millions of Brazilian reais)
	2014	2013	2014	2013	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	6,244	6,945	19,498	19,921	(423)	(2.1)
EBITDA	1,774	1,812	5,541	5,198	343	6.6
EBITDA margin	28.4	26.1	28.4	26.1	-	2.3pp
EBIT	795	858	2,483	2,460	23	0.9
EBIT margin	12.7	12.3	12.7	12.3	-	0.4pp
Headcount at year end (number)			12,841	12,140	701	5.8

TELECOM ITALIA GROUP  -  RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	2014	2013	Change
			amount	%

HISTORICAL REVENUES	21,573	23,407	(1,834)	(7.8)
Foreign currency financial statements translation effect		(565)	565
Changes in the scope of consolidation		(39)	39
COMPARABLE REVENUES	21,573	22,803	(1,230)	(5.4)

EBITDA – reconciliation of organic data

(millions of euros)	2014	2013	Change
			amount	%

HISTORICAL EBITDA	8,786	9,540	(754)	(7.9)
Foreign currency financial statements translation effect		(147)	147
Changes in the scope of consolidation		36	(36)
COMPARABLE EBITDA	8,786	9,429	(643)	(6.8)

EBIT – reconciliation of organic data

(millions of euros)	2014	2013	Change
			amount	%

HISTORICAL EBIT	4,530	2,718	1,812	66.7
Foreign currency financial statements translation effect		(70)	70
Changes in the scope of consolidation		39	(39)
COMPARABLE EBIT	4,530	2,687	1,843	68.6

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2014:

(billions of euros)	12/31/2014		12/31/2013
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due August 2014	-	-	8.0	1.5
Revolving Credit Facility – due May 2017	4.0	-	-	-
Revolving Credit Facility – due March 2018	3.0	-	-	-
Total	7.0	-	8.0	1.5

On August 1st 2014, that is the due date of the Revolving Credit Facility of 8 billion euros, the drawdown utilized portion for 1.5 billion euros had been repaid.

Starting from that date, the two RCFs for the total amount of 7 billion euros have become available. Indeed, we remind that on May 24, 2012 and on March 25, 2013 Telecom Italia S.p.A. extended respectively of 4 and 3 billion euros the Revolving Credit Facility of 8 billion euros expiring August 2014 (“RCF 2014”) through two Forward Start Facilities which would become effective at the due date of the RCF 2014.

Furthermore, Telecom Italia has a bilateral Term Loan expiring on August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

On October 20, 2014 Telecom Italia signed a 5-year bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 150 million euros, totally utilized.

On November 10, 2014 Telecom Italia signed a 5-year bilateral Term Loan with Mediobanca for the amount of 200 million euros, totally utilized.

Bonds

The following tables show the evolution of the bonds during the year 2014:

New issues

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 1,000 million euros 4.500% due 1/25/2021	Euro	1,000	1/23/2014
Telecom Italia S.p.A. 1,500 million USD 5.303% due 5/30/2024	USD	1,500	5/30/2014

Repayments

(millions of original currency)	Currency	Amount	Repayment date

Telecom Italia S.p.A. 284 million euros 7.875% (1)	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% (2)	Euro	750	3/3/2014
Telecom Italia S.p.A. 501 million euros 4.750% (3)	Euro	501	5/19/2014
Telecom Italia Capital S.A. 779 million USD 6.175% (4)	USD	779	6/18/2014
Telecom Italia Capital S.A. 528 million USD 4.950% (5)	USD	528	9/30/2014

(1)     Net of 216 million euros repurchased by the company during 2012.

(2)     Telecom Italia decided to exercise the right to redeem in advance the bonds according to a change of methodology of the rating agency that entails a reduction of the equity content initially assigned to the instrument, according to the Condition 6.5 (Early Redemption following a Rating Methodology Event) of the bond terms.

(3)     Net of 249 million euros repurchased by the company during the years 2008, 2012 and 2014.

(4)     Net of 221 million USD repurchased by Telecom Italia S.p.A. during 2013.

(5)     Net of 722 million USD repurchased by Telecom Italia S.p.A. during 2013.

Buybacks

On March 18, 2014, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between May 2014 and March 2016, repurchasing a total nominal amount of 599 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price

Telecom Italia S.p.A. 750 million euros, due May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, due June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, due March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 196 million euros (nominal value) as of December 31, 2014 and decreased by 2 million euros in comparison with December 31, 2013 (198 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2014 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,850 million euros with the following detail:

•      578 million euros, due June 16, 2015;

•      630 million euros, due October 1, 2015;

•      120 million euros, due November 23, 2015;

•      642 million euros, due December 29, 2015;

•      772 million euros, due January 25, 2016;

•      708 million euros, due March 21, 2016;

•      400 million euros, due June 7, 2016.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), following the downgrade by Moody’s of Telecom Italia to Ba1 on October 8, 2013 and the downgrade by Standard & Poor’s to BB+ on November 14, 2013, an agreement with the Bank was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the EIB in exchange for Telecom Italia setting up new guarantees - granted by banks and parties approved by the EIB - applying the related charges; (ii) on the loans guaranteed by SACE totaling 200 million euros, no increases in costs were requested; and (iii) on the remaining loans, totaling 1,700 million euros, an increase in costs. Furthermore, a new clause was added to the loan of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia's rating drops below BB+/Ba1 for at least two rating agencies and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

The estimated impacts resulting from the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After signing the agreement, in April 2014 the new guarantees requested were set up and a new fully-secured loan for 100 million euros was signed. In July 2014, a new loan for a total amount of 350 million euros was signed, of which 300 million euros at direct risk, issued on September 30, 2014, and 50 million euros, guaranteed by bank and issued on October 7, 2014.

As a result, as at December 31, 2014, the nominal amount of outstanding loans amounted to 2,600 million euros, of which 600 million euros at direct risk and 2,000 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros only need to apply the following covenant:

•      in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 2,000 million euros and in the last direct risk loan of 300 million euros, signed on July 30, 2014, need to apply the following covenants:

•      “Inclusion clause”, provided on loans for a total amount of 1.15 billion euros – and in particular considered in the agreement signed on August 5, 2011 for an amount of 100 million euros, in the three agreements signed on September 26, 2011 for a total amount of 200 million euros, in the two agreements signed on February 7, 2013 for an amount of 400 million euros, in the agreement signed on April 8, 2014 for an amount of 100 million euros and in the agreements signed on July 30, 2014 for an amount of 350 million euros - under which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is not above 500 million euros;

•      “Network Event”, clause provided on loans for a total amount of 850 million euros – and in particular contemplated in the 300 million euro loan and in the 100 million euro loan guaranteed by SACE, both dated February 7, 2013, in the 100 million euro loan dated April 8, 2014 and in the agreement signed on July 30, 2014 for an amount of 350 million euros - according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

Furthermore, only for the syndicated bank credit lines mechanisms are established for adjusting the cost of funding according to Telecom Italia's credit rating.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

•      Loan contracts:

in the event of a change in control, Telecom Italia shall inform the agent – if required - within five business days or the financing bank that shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in absence of an agreement with the bank, the bank may request the repayment of the amount disbursed and the elimination of its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•      Bonds:

–      fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A. ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the Guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meeting of the Guarantor, or (ii) by the parties of the Telco shareholders' agreement dated February 29, 2012 and amended on September 24 and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

–      the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the Guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•      Contracts with the European Investment Bank (EIB). The total nominal amount is 2.6 billion euros:

–      the contracts signed by Telecom Italia with the EIB, for an amount of 1.45 billion euros, carry the obligation of promptly informing the EIB about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the EIB shall result in the termination of the contract. Furthermore, when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the EIB’s reasonable opinion, this fact could cause it a bias or could compromise the execution of the loan project, the EIB has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–      the contracts signed by Telecom Italia with the EIB in 2011, 2013 and in 2014, for a total amount of 1,150 million euros, carry the obligation of promptly informing the EIB about any significant changes involving its bylaws or shareholder structure. Failure to communicate this information to the EIB shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the ordinary shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the EIB has the right to ask for the early repayment of the loan;

•      Loan contracts: the outstanding loans generally contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts;

•      Senior Secured Syndicated Facility. The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, provided for the repayment of the loan in 2016. As a result of a First Prepayment and Waiver Agreement Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014 and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contractual covenants of any type bearing on the Telecom Italia Group.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of December 31, 2014, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2014	2013

Operating revenues and other income:
Other income	88	6
Employee benefits expenses:
Restructuring expenses	(12)	(19)
Other operating expenses:
Sundry expenses	(4)	(86)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	72	(99)
Gains (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	38	4
Losses on disposals of non-current assets	−	(101)
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	−	(2,187)
Impact on EBIT - Operating profit (loss)	110	(2,383)
Other income (expenses) from investments:
Fair value measurement of the investment in Trentino NGN S.r.l.	11	−
Finance income:
Other sundry financial income	2	−
Impact on profit (loss) before tax from continuing operations	123	(2,383)
Income taxes on non-recurring items	(15)	3
Other Income (expenses) relating to Discontinued operations	(1)	(22)
Impact on profit (loss) for the year	107	(2,402)

TELECOM ITALIA S.p.A.  - SEPARATE INCOME STATEMENTS

	2014	2013	Change
(millions of euros)
			amount	%

Revenues	14,153	15,304	(1,151)	(7.5)
Other income	274	256	18	7.0
Total operating revenues and other income	14,427	15,560	(1,133)	(7.3)
Acquisition of goods and services	(5,093)	(5,434)	341	6.3
Employee benefits expenses	(2,277)	(2,251)	(26)	(1.2)
Other operating expenses	(532)	(624)	92	14.7
Change in inventories	(43)	42	(85)
Internally generated assets	257	244	13	5.3
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	6,739	7,537	(798)	(10.6)
Depreciation and amortization	(3,190)	(3,470)	280	8.1
Gains (losses) on disposals of non-current assets	31	(2)	33
Impairment reversals (losses) on non-current assets	−	(2,187)	2,187	−
Operating profit (loss) (EBIT)	3,580	1,878	1,702	90.6
Income (expenses) from investments	(121)	(73)	(48)	(65.8)
Finance income	2,435	2,458	(23)	(0.9)
Finance expenses	(4,595)	(4,445)	(150)	(3.4)
Profit (loss) before tax from continuing operations	1,299	(182)	1,481
Income tax expense	(670)	(846)	176	20.8
Profit (loss) from continuing operations	629	(1,028)	1,657
Profit (loss) from Discontinued operations/Non-current assets held for sale	7	−	7
Profit (loss) for the year	636	(1,028)	1,664

TELECOM ITALIA S.p.A.  - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and all non-owner changes in equity.

(millions of euros)		2014	2013

Profit (loss) for the year	(a)	636	(1,028)
Other components of the Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(186)	(19)
Income tax effect		51	5
		(135)	(14)
Total other components that will not be reclassified subsequently to Separate Income Statement	(b)	(135)	(14)
Other components that will be reclassified subsequently to Separate Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		67	(26)
Loss (profit) transferred to the Separate Income Statement		−	−
Income tax effect		(18)	8
	(c)	49	(18)
Hedging instruments:
Profit (loss) from fair value adjustments		(489)	175
Loss (profit) transferred to the Separate Income Statement		(234)	326
Income tax effect		199	(138)
	(d)	(524)	363
Total other components that will be reclassified subsequently to Separate Income Statement	(e= c+d)	(475)	345
Total other components of the Statement of Comprehensive Income	(f= b+e)	(610)	331
Total comprehensive income (loss) for the year	(a+f)	26	(697)

TELECOM ITALIA S.p.A. – STATEMENTS OF FINANCIAL POSITION

(millions of euros)		12/31/2014	12/31/2013	Change

		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		28,424	28,424	−
Intangible assets with a finite useful life		4,015	4,420	(405)
		32,439	32,844	(405)
Tangible assets
Property, plant and equipment owned		9,268	9,307	(39)
Assets held under finance leases		842	918	(76)
		10,110	10,225	(115)
Other non-current assets
Investments		9,243	9,329	(86)
Non-current financial assets		1,924	1,371	553
Miscellaneous receivables and other non-current assets		1,012	1,134	(122)
Deferred tax assets		728	561	167
		12,907	12,395	512
Total Non-current assets	(a)	55,456	55,464	(8)
Current assets
Inventories		111	154	(43)
Trade and miscellaneous receivables and other current assets		3,492	3,475	17
Current income tax receivables		80	101	(21)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,105	2,009	(904)
Cash and cash equivalents		1,305	1,284	21
		2,410	3,293	(883)
Current assets sub-total		6,093	7,023	(930)
Discontinued operations/Non-current assets held for sale		−	−	−
Total Current assets	(b)	6,093	7,023	(930)
Total Assets	(a+b)	61,549	62,487	(938)
Equity and Liabilities
Equity
Share capital issued		10,724	10,694	30
Less: treasury shares		(21)	(21)	−
Share capital		10,703	10,673	30
Paid-in capital		1,725	1,704	21
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		4,078	4,203	(125)
Total Equity	(c)	16,506	16,580	(74)
Non-current liabilities
Non-current financial liabilities		30,010	29,154	856
Employee benefits		910	762	148
Deferred tax liabilities		2	2	−
Provisions		484	469	15
Miscellaneous payables and other non-current liabilities		359	412	(53)
Total Non-current liabilities	(d)	31,765	30,799	966
Current liabilities
Current financial liabilities		7,747	8,882	(1,135)
Trade and miscellaneous payables and other current liabilities		5,531	6,226	(695)
Current income tax payables		−	−	−
Current liabilities sub-total		13,278	15,108	(1,830)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale		−	−	−
Total Current Liabilities	(e)	13,278	15,108	(1,830)
Total Liabilities	(f=d+e)	45,043	45,907	(864)
Total Equity and liabilities	(c+f)	61,549	62,487	(938)

TELECOM ITALIA S.p.A. – STATEMENTS OF CASH FLOWS

(millions of euros)		2014	2013

Cash flows from operating activities:
Profit (loss) from continuing operations		629	(1,028)
Adjustments for:
Depreciation and amortization		3,190	3,470
Impairment losses (reversals) on non-current assets (including investments)		132	2,371
Net change in deferred tax assets and liabilities		65	140
Losses (gains) realized on disposals of non-current assets (including investments)		(31)	1
Change in provisions for employee benefits		(48)	(33)
Change in inventories		43	(35)
Change in trade receivables and net amounts due from customers on construction contracts		(103)	769
Change in trade payables		(112)	(388)
Net change in current income tax receivables/payables		332	(53)
Net change in miscellaneous receivables/payables and other assets/liabilities		(396)	(667)
Cash flows from (used in) operating activities	(a)	3,701	4,547
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(971)	(1,235)
Purchase of tangible assets on an accrual basis		(1,722)	(1,680)
Total purchase of intangible and tangible assets on an accrual basis		(2,693)	(2,915)
Change in amounts due to fixed asset suppliers		(360)	(81)
Total purchase of intangible and tangible assets on a cash basis		(3,053)	(2,996)
Acquisition/disposal of control of companies or other businesses, net of cash acquired/disposed of		(1)	5
Acquisitions/disposals of other investments		(43)	(174)
Change in financial receivables and other financial assets		337	(108)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		86	18
Cash flows from (used in) investing activities	(b)	(2,674)	(3,255)
Cash flows from financing activities:
Change in current financial liabilities and other		2,295	(194)
Proceeds from non-current financial liabilities (including current portion)		4,411	2,441
Repayments of non-current financial liabilities (including current portion)		(7,518)	(3,025)
Share capital proceeds/reimbursements		9	−
Dividends paid		(166)	(454)
Cash flows from (used in) financing activities	(c)	(969)	(1,232)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	7	−
Aggregate cash flows	(e=a+b+c+d)	65	60
Net cash and cash equivalents at beginning of the year	(f)	971	911
Net cash and cash equivalents at end of the year	(g=e+f)	1,036	971

Additional Cash Flow Information

	2014	2013
(millions of euros)

Income taxes (paid) received	(352)	(759)
Interest expense paid	(4,928)	(4,419)
Interest income received	3,230	2,708
Dividends received	12	104

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2014	2013

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,284	2,146
Bank overdrafts repayable on demand	(313)	(1,235)
	971	911
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,305	1,284
Bank overdrafts repayable on demand	(269)	(313)
	1,036	971

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2014	12/31/2013	Change

Non-current financial liabilities
Bonds	15,806	15,828	(22)
Amounts due to banks, other financial payables and liabilities	13,327	12,325	1,002
Finance lease liabilities	877	1,001	(124)
	30,010	29,154	856
Current financial liabilities (1)
Bonds	1,846	1,406	440
Amounts due to banks, other financial payables and liabilities	5,736	7,288	(1,552)
Finance lease liabilities	165	188	(23)
	7,747	8,882	(1,135)
Total Gross financial debt	37,757	38,036	(279)
Non-current financial assets
Financial receivables and other non-current financial assets	(1,924)	(1,371)	(553)
	(1,924)	(1,371)	(553)
Current financial assets
Securities other than investments	(802)	(1,462)	660
Financial receivables and other current financial assets	(303)	(547)	244
Cash and cash equivalents	(1,305)	(1,284)	(21)
	(2,410)	(3,293)	883
Total financial assets	(4,334)	(4,664)	330
Net financial debt carrying amount	33,423	33,372	51
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,942)	(1,063)	(879)
Adjusted Net Financial Debt	31,481	32,309	(828)
Breakdown as follows:
Total adjusted gross financial debt	34,636	35,934	(1,298)
Total adjusted financial assets	(3,155)	(3,625)	470
(1) of which current portion of medium/long -term debt:
Bonds	1,846	1,406	440
Amounts due to banks, other financial payables and liabilities	2,273	5,380	(3,107)
Finance lease liabilities	165	188	(23)

TELECOM ITALIA S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate income statement line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2014	2013

Employee benefits expenses
Expenses for mobility	(5)	(15)
Other operating expenses	−	−
Fines	(1)	(2)
Fine for A428 proceedings	−	(84)
Sundry expenses	(3)	−
Impact on operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(9)	(101)
Gains (losses) on disposals of non-current assets
Gains (losses) on non-current assets	38	1
Impairment reversals (losses) on non-current assets
Goodwill impairment changes	−	(2,187)
Impact on EBIT - Operating profit (loss)	29	(2,287)
Impact on profit (loss) before tax from continuing operations	29	(2,287)
Income taxes on non-recurring items	(11)	4
Impact on profit (loss) for the year	18	(2,283)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager